Exhibit 99.1

ATA Lists Shares of Subsidiary ATA Online on New Third Board in China

Beijing, China, December 8, 2015 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that its wholly owned subsidiary ATA Online (Beijing) Education Technology Limited (“ATA Online”) has received approval from the National Equities Exchange and Quotations (“NEEQ”) in China to list its shares on the New Third Board, the over-the-counter stock exchange in China. The shares of ATA Online will be listed around December 18, 2015.

The Company expects the New Third Board listing of ATA Online to accelerate the growth of ATA’s core testing services and other businesses, which are primarily conducted in China, as well as to allow for some flexibility to raise capital from the Chinese capital markets if needed to fund its future growth.

Established by the State Council in late 2012, the New Third Board is a national over-the-counter stock exchange that supplements trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. The New Third Board allows for trading of stock of growth-stage companies that do not otherwise satisfy the requirements for listing on the main Shanghai and Shenzhen stock exchanges, allowing small- to medium-sized enterprises in China access to the capital markets and greater exposure to the investment community. Policies are currently expected to be introduced in the near future to enable NEEQ-registered companies to transfer to the GEM exchanges.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about the listing of ATA Online’s shares. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. ATA may decide not to list ATA Online’s shares. ATA and ATA Online may not realize the anticipated benefits of the listing, with a number of related risks including: ATA’s management could become distracted and the trading price of ATA’s ADSs could become more volatile as a result of the trading price of ATA Online’s shares and other business developments. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of September 30, 2015, ATA’s test center network comprised 3,170 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 70.3 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com